BNY: PO BOX 505006, Louisville, KY 40233-5006

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Token Cat Limited

Extraordinary General Meeting of Shareholders

For Shareholders of record as of January 14, 2026

Tuesday, February 3, 2026 10:45 AM, Beijing Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM, EDT, January 29, 2026

Token Cat Limited

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM, EDT, on January 29, 2026)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Token Cat Limited registered in the name of the undersigned on the books of the Depositary as of the close of business January 14, 2026 at the Extraordinary General Meeting of the Shareholders of Token Cat Limited to be held on February 3, 2026 at 10:45 a.m. (Beijing Time) in 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Token Cat Limited Extraordinary General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL		YOUR VOTE		
		FOR	AGAINST	ABSTAIN
1.	By way of an ordinary resolution, that: the Company's authorised share capital be increased with immediate effect **FROM** US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, TO US$480,600,000divided into 4,806,000,000,000 shares comprising of (i) 4,800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, by the creation of an additional 4,776,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the **"Authorised Share Capital Increase"**).	☐	☐	☐
2.	By way of a special resolution, that: conditional upon the approval of the Authorised Share Capital Increase, the proposed Ninth Amended and Restated Memorandum and Articles of Association of the Company (the **"Amended M&A"**), in the form attached as Annex A to the notice of the Meeting, be adopted by the Company in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company.	☐	☐	☐
3.	By way of an ordinary resolution, that: if necessary, the adjournment of the Meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Authorised Share Capital Increase and the adoption of the Amended M&A. This proposal will only be presented at the Meeting if there are not sufficient votes to approve the Authorised Share Capital Increase and the adoption of the Amended M&A.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date